FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Calquence Phase III ELEVATE-TN trial met primary

This announcement contains inside information

6 June 2019 07:00 BST

Calquence Phase III ELEVATE-TN trial met primary endpoint at interim analysis in previously-untreated chronic lymphocytic leukaemia

Calquence alone or in combination significantly increased
the time patients lived without disease progression

AstraZeneca today announced positive results from the Phase III ELEVATE-TN trial of Calquence(acalabrutinib) in patients with previously-untreated chronic lymphocytic leukaemia (CLL), the most common type of leukaemia in adults.1 This is the second Calquence pivotal trial in CLL to meet its primary endpoint early, following the positive results of the ASCEND trial, announced in May.

The trial met its primary endpoint; Calquence in combination with obinutuzumab demonstrated astatistically-significant and clinically-meaningful improvement in progression-free survival (PFS) when compared with the chemotherapy-based combination of chlorambucil and obinutuzumab.

The trial also met a key secondary endpoint showing Calquence monotherapy achieved a statistically-significant and clinically-meaningful improvement in PFS compared to the chemotherapy and obinutuzumab regimen.

The safety and tolerability of Calquence was consistent with its established profile.

José Baselga, Executive Vice President, Oncology R&D said: "These findings confirm the superiority of Calquence as a monotherapy and also in combination over standard-of-care treatments for chronic lymphocytic leukaemia. The positive results from both the ELEVATE-TN and ASCEND trials will serve as the foundation for regulatory submissions later this year."

AstraZeneca plans to present detailed results from ELEVATE-TN at a forthcoming medical meeting. Additionally, AstraZeneca will present full results from the Phase III ASCEND clinical trial in relapsed or refractory CLL as a late-breaking abstract at the upcoming European Hematology Association (EHA) Annual Congress on 16 June 2019 (Abstract #LB2606).

Calquence is currently approved for the treatment of adults with relapsed or refractory mantle cell lymphoma (MCL) in the US, Brazil, the UAE, and Qatar and is being developed for the treatment of CLL and other blood cancers.

About ELEVATE-TN
ELEVATE-TN (ACE-CL-007) is a randomised, multicentre, open-label Phase III trial evaluating the safety and efficacy of Calquence alone or in combination with obinutuzumab vs. chlorambucil in combination with obinutuzumab in previously-untreated patients with CLL. In the trial, 535 patients were randomised (1:1:1) into three arms. Patients in the first arm received chlorambucil in combination with obinutuzumab. Patients in the second arm received Calquence (100mg twice daily until disease progression) in combination with obinutuzumab. Patients in the third arm received Calquence monotherapy (100mg twice daily until disease progression).2

The primary endpoint is PFS in the Calquence and obinutuzumab arm compared to the chlorambucil and obinutuzumab arm, assessed by an independent review committee (IRC), and a key secondary endpoint is IRC-assessed PFS in the Calquence monotherapy arm compared to the chlorambucil and obinutuzumab arm. Other secondary endpoints include objective response rate, time to next treatment and overall survival.2

About Calquence
Calquence (acalabrutinib) was granted accelerated approval by the US Food and Drug Administration (FDA) in October 2017 for the treatment of adult patients with MCL who have received at least one prior therapy. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials.

Calquence is an inhibitor of Bruton tyrosine kinase (BTK). Calquence binds covalently to BTK, thereby inhibiting its activity.3 In B-cells, BTK signalling results in activation of pathways necessary for B-cell proliferation, trafficking, chemotaxis, and adhesion.

As part of an extensive clinical development programme, AstraZeneca and Acerta Pharma are currently evaluating Calquence in 26 company-sponsored clinical trials. Calquence is being developed for the treatment of multiple B-cell blood cancers including CLL, MCL, diffuse large B-cell lymphoma, Waldenstrom macroglobulinaemia, follicular lymphoma, and multiple myeloma and other haematologic malignancies. Several Phase III clinical trials in CLL are ongoing, including ASCEND, ELEVATE-TN, ELEVATE-RR (ACE-CL-006) evaluating acalabrutinib vs. ibrutinib in patients with previously-treated high-risk CLL, and ACE-CL-311 evaluating acalabrutinib in combination with venetoclax and with/without obinutuzumab in patients with previously-untreated CLL without 17p deletion or TP53 mutation.

About chronic lymphocytic leukaemia
Chronic lymphocytic leukaemia (CLL) is the most common type of leukaemia in adults, with an estimated 191,000 new cases globally and 20,720 new cases in the US annually, and prevalence that is expected to grow with improved treatment.1,4,5,6 In CLL, too many blood stem cells in the bone marrow become abnormal lymphocytes and these abnormal cells have difficulty fighting infections.1 As the number of abnormal cells grows there is less room for healthy white blood cells, red blood cells and platelets.1 This could result in anaemia, infection and bleeding.1 B-cell receptor signalling through BTK is one of the essential growth pathways for CLL.

About AstraZeneca in haematology
Leveraging its strength in oncology, AstraZeneca has established haematology as one of four key oncology disease areas of focus. The Company's haematology franchise includes two US FDA-approved medicines and a robust global development programme for a broad portfolio of potential blood cancer treatments. Acerta Pharma serves as AstraZeneca's haematology research and development arm. AstraZeneca partners with like-minded science-led companies to advance the discovery and development of therapies to address unmet need.

In October 2018, AstraZeneca and Innate Pharma announced a global strategic collaboration that included Innate Pharma licensing the US commercial rights of Lumoxiti (moxetumomab pasudotox-tdfk), and with support from AstraZeneca, will continue EU development and commercialisation, pending regulatory submission and approval.

About AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharma	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma (cardiovascular; metabolism)	+44 203 749 5711
Nick Stone	BioPharma (respiratory; renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References

1 National Cancer Institute. Chronic Lymphocytic Leukemia Treatment (PDQ®)-Patient Version. Available online. Accessed May 2019.
2 ClinicalTrials.gov. Elevate CLL TN: Study of Obinutuzumab + Chlorambucil, Acalabrutinib (ACP-196) + Obinutuzumab, and Acalabrutinib in Subjects With Previously Untreated CLL. NCT02475681. Available online. Accessed May 2019.
3 CALQUENCE (acalabrutinib) Prescribing Information. AstraZeneca Pharmaceuticals LP, Wilmington, DE.
4 Global Burden of Disease Cancer Collaboration. JAMA Oncol. 2017;3(4):524-528.
5 National Institute of Health SEER Program. Cancer Stat Facts: Leukemia-Chronic Lymphocytic Leukemia (CLL). Available online. Accessed May 2019.
6 Jain N, et al. Prevalence and Economic Burden of Chronic Lymphocytic Leukemia (CLL) in the Era of Oral Targeted Therapies. Blood. 2015;126:871.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 June 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary